Cendant Corporation
                         9 West 57th Street
                      New York, New York 10019
                           (212) 413-1800

                                    February 23, 2001


Ms. Suzanne Hayes
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:   Cendant Corporation
                        Form S-3, filed February 14, 2000
                        Registration Number 333-30314



Dear Ms. Hayes:

      Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cendant Corporation hereby requests that the Registration Statement on Form S-3, File Number 333-30314, relating to shares of common stock of Cendant Corporation (the "Move.com stock"), be withdrawn, effective immediately. As a result of the sale of the Move.com business, Cendant Corporation no longer intends to sell the Move.com stock. Cendant Corporation further advises that no Move.com stock sought to be registered pursuant to the Registration Statement referenced above have been sold.

      Please contact Vincent J. Pisano at (212) 735-2718, should you require further information or have any questions.

                        Very truly yours,


                        /s/ Eric J. Bock
                        ----------------------
                        Senior Vice President, Law and Corporate Secretary


cc:   Securities and Exchange Commission
      Paula Dubberly
      Donna Di Silvio
      Hugh Miller

      Skadden, Arps, Slate, Meagher & Flom LLP
      Vincent J. Pisano